

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

Daniel Passeri
Chief Executive Officer
Cue Biopharma, Inc.
675 W. Kendall Street
Cambridge, MA 02142

      Re: Cue Biopharma, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed November 2, 2017
          File No. 333-220550

Dear Mr. Passeri:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2017 letter.

Amendment No. 1 to Form S-1 filed November 2, 2017

Cover Page

1.   We note your response to our prior comment two and your risk factor disclosure stating that you do not expect to complete the offering if you do not receive approval for the listing of your common stock on Nasdaq. Please revise your cover page and other disclosures related to Nasdaq listing to clarify that you will not complete the sale of any shares if you do not receive Nasdaq listing approval. Alternatively, discuss the factors that you will consider in deciding whether to continue with your offering.

Prospectus Summary

Our Approach for Next Generation Immunotherapies, page 4

2.   We note your revised disclosure in response to to our prior comment five. However, the referenced studies do not appear to compare the CUE Biologics platform to other existing immunotherapies on a head to head basis. Additionally, it is inappropriate at this stage to conclude that a product in preclinical development is superior to existing immunotherapies. Please remove the tables on pages 4 and 50. Alternatively, provide additional analysis explaining why this table is appropriate.

Notes to the Financial Statements
Note 1: Organization and Basis of Presentation
Reclassifications, page F-8

3.   Please revise your disclosure to clearly indicate that the adjustments you recorded in 2016 and 2015 were to correct the classification of patent legal costs and intellectual property management fees from research and development expenses to general and administrative expenses. Also, revise your disclosure to present the 2016 amounts you recorded. This comment also applies to your 2017 and 2016 interim financial information included in your similar footnote on page F-31 of your interim financial statements.

Exhibits

4.   Please amend your filing to provide a signed consent from your auditor.

        You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Mark R. Busch - K&LGates LLP